

Mail Stop 3561

July 13, 2017

Alan C. Heitmann
Chief Financial Officer
Ferrellgas, Inc.
7500 College Boulevard
Suite 1000
Overland Park, Kansas 66210

>   **Re: Ferrellgas Partners, L.P.**
>   **Ferrellgas Partners Finance Corp.**
>   **Registration Statement on Form S-4**
>   **Filed July 10, 2017**
>   **File No. 333-219218**

Dear Mr. Heitmann:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products